ALDILA, INC.



To:      Participants in the Aldila, Inc. Stock Option Exchange Offer

Date:    June 14, 2002

Re:      Notice of Acceptance of Outstanding Options for Exchange


     The purpose of this notice is to inform you that your outstanding options ("old options") have been accepted for exchange and cancellation under, and in accordance with, the terms of the Offer to Exchange previously distributed to you, and the related Letter of Transmittal that you completed and returned.

     The cancellation date of the old options is June 28, 2002, the date of the expiration of the offer. The new options to be granted to you in exchange for the canceled old options will be granted on December 31, 2002, the first business day that is at least six months and one day after the old option cancellation date of June 28, 2002.

     The number of shares of common stock subject to new options to be granted to you will be equal to 25% of the number of shares subject to the options tendered by you and accepted for exchange by us, as adjusted to take account of the 1-for-3 reverse stock split of our common stock that became effective before the opening of business on June 4, 2002, in accordance with the terms of the Offer to Exchange.

     Please contact Scott Bier or Bob Cierzan with any questions.